Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, October 28, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions in CVM Resolution No. 44, of August 23, 2021 and CVM Instruction No. 480, of December 7, 2009, as amended, and further to the Material Fact disclosed by the Company on May 12, 2021, hereby informs that, on the present date, the Company's Board of Directors in view of the fulfillment of the necessary conditions precedent,  effectively authorized  the investments necessary for the execution of Project Cerrado, which consists of the construction of a new pulp production plant in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul (“Project Cerrado”), resolving, therefore, for its final approval.

The new plant will have a nominal capacity of 2,550,000 (two million, five hundred and fifty thousand) tons of eucalyptus pulp production per year, thus exceeding the nominal annual capacity initially forecast of 2,300,000 (two million and three hundred thousand) tons. The Company estimates that the new plant will start operating in the second semester of 2024.

The Industrial capital investment remains estimated at R$14.7 (fourteen billion and seven hundred million Brazilian reais), with disbursement distributed between the years 2021 and 2024, in compliance with the

Company's commitment to financial discipline, maintaining conformity with the parameters established in Suzano's Debt Management Policy.

The Project Cerrado represents an important development in the Company's long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp, and to the Company's evolution in sustainability.

São Paulo, October 28, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer